Exhibit 21.1

List of Principal Subsidiaries and

Consolidated Affiliated Entities of Sea Limited

Wholly-owned Subsidiaries	Place of Incorporation

Garena Limited	Cayman Islands

Shopee Limited	Cayman Islands

Airpay Limited	Cayman Islands

Beemo Holding Limited	Cayman Islands

PT. Garena Indonesia	Indonesia

PT. Shopee International Indonesia	Indonesia

Garena Online (Thailand) Co., Ltd.	Thailand

Airpay (Thailand) Co., Ltd.	Thailand

Shopee (Thailand) Co., Ltd.	Thailand

Garena Online Private Limited	Singapore

Beetalk Private Limited	Singapore

Shopee Singapore Private Limited	Singapore

Garena Ventures Private Limited	Singapore

Shopee Company Limited	Vietnam

Consolidated Affiliated Entities

Garena (Taiwan) Co., Ltd.	Taiwan

Shopee (Taiwan) Co., Ltd.	Taiwan

Vietnam Esports Development Joint Stock Company	Vietnam

Vietnam Esports and Entertainment Joint Stock Company	Vietnam